UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. **)*

ENTERPRISE PRODUCTS PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

293792-10-7

(CUSIP Number)

Richard H. Bachmann

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 685,481,428
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 685,481,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,481,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,730,174
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,730,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,730,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 589,432,168
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 589,432,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,432,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO – estate

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (predecessor-by-merger to EPCO Holdings, Inc.) 51-0371329
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 547,903,777
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 547,903,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,903,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Investments, LLC 27-4465702
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,708,091
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,708,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,708,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO – limited liability company

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 589,432,168
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 589,432,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,432,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,730,174
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,730,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,730,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO – limited liability company

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,688,412
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,688,412
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,688,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO – limited liability company

SCHEDULE 13D

CUSIP No. 293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,688,412
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,688,412
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,688,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

This Schedule 13D represents (i) Amendment No. 19 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed on September 15, 2003, Amendment No. 2 thereto, filed on December 19, 2003, Amendment No. 3 thereto, filed on June 2, 2004, Amendment No. 4 thereto, filed on August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto, filed on May 19, 2010, Amendment No. 13 thereto, filed on September 15, 2010, Amendment No. 14 thereto, filed on December 2, 2010, Amendment No. 15 thereto, filed on January 18, 2011, Amendment No. 16 thereto, filed on September 15, 2011, Amendment No. 17 thereto, filed on August 16, 2013, and Amendment No. 18 thereto, filed on March 19, 2015 (the “Original Schedule 13D”) and (ii) Amendment No. 8 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010, Amendment No. 2 thereto, filed on September 15, 2010, Amendment No. 3 thereto, filed on December 2, 2010, Amendment No. 4 thereto, filed on January 18, 2011, Amendment No. 5 thereto, filed on September 15, 2011, Amendment No. 6 thereto, filed on August 16, 2013, and Amendment No. 7 thereto, filed on March 19, 2015 (the “Duncan Trustee Schedule 13D”).

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by:

(i)	Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”);

(ii)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD LLC Trust Agreement”);

(iii)	the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”);

(iv)	the Estate of Dan L. Duncan, Deceased (the “Estate”), by the independent co-executors of the Estate (the “Executors”);

(v)	Duncan Family Interests, Inc. (predecessor-by-merger to EPCO Holdings, Inc.), a Delaware corporation (“DFI”);

(vi)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(vii)	EPCO Investments, LLC, a Texas limited liability company (“EPCO Investments”);

(viii)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”);

(ix)	Dan Duncan LLC, a Texas limited liability company (“DD LLC”);

(x)	DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”); and

(xi)	DFI GP Holdings L.P., a Delaware limited partnership (“DFI GP Holdings,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DFI, EPCO Holdings, EPCO Investments, EPCO, DD LLC, and DFI Holdings, the “Reporting Persons”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.

Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO and Chairman of the Board and a Director of Enterprise Products Holdings LLC, a Delaware limited liability company and the sole general partner of the Issuer (“EPD GP”). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of family trusts for the benefit of the descendants of Dan L. Duncan (the “Duncan Family Trusts”), as the economic owners of the membership interests. The voting trustees under the DD LLC Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD LLC Trust Agreement and to reimbursement and indemnification. The DD LLC Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Duncan Family Trusts, as the economic owners of such shares. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Dr. Cunningham is currently a Vice Chairman of EPCO. Dr. Cunningham is a U.S. citizen.

Mr. Bachmann is currently (i) Chief Executive Officer, President and a Director of EPCO, (ii) President, Chief Executive Officer and a Manager of DD LLC and (iii) Vice Chairman of the Board and a Director of EPD GP. Mr. Bachmann is a U.S. citizen.

EPCO is an entity, a portion of whose capital stock is owned by the Duncan Family Trusts, through their ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its general partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Investments is a wholly owned subsidiary of EPCO. EPCO Investments has no independent operations and its principal function is to hold equity securities in the Issuer. EPCO Investments’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Prior to the DFI Merger (as defined in Item 4 below), DFI was a wholly owned subsidiary of EPCO Holdings. On December 31, 2015, DFI merged with and into EPCO Holdings and ceased to exist.

DD LLC is an entity owned economically by the Duncan Family Trusts. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC also owns 100% of the membership interests in DFI Holdings, the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to hold the membership interests in EPD GP and DFI Holdings. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

DFI Holdings owns the sole general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO and EPCO Holdings and the managers and executive officers of DD LLC and EPCO Investments (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.

During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The subsection titled “DRIP Unit Purchases” included in Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated and replaced by the following paragraphs:

DRIP Unit Purchases

In February 2013, DFI acquired an aggregate of 946,376 Common Units pursuant to the Enterprise Products Partners L.P. Distribution Reinvestment Plan (the “DRIP”) at approximately $26.42 per common unit. In May 2013, DFI acquired an aggregate of 870,058 Common Units pursuant to the DRIP at approximately $28.73 per common unit. In August 2013, DFI acquired an aggregate of 847,114 Common Units pursuant to the DRIP at approximately $29.51 per common unit. In November 2013, DFI acquired an aggregate of 835,448 Common Units pursuant to the DRIP at approximately $29.92 per common unit.

In February 2014, DFI acquired an aggregate of 806,630 Common Units pursuant to the DRIP at approximately $30.99 per common unit. In May 2014, DFI acquired an aggregate of 716,344 Common Units pursuant to the DRIP at approximately $34.90 per common unit. In August 2014, DFI acquired an aggregate of 709,898 Common Units pursuant to the DRIP at approximately $35.22 per common unit. In November 2014, DFI acquired an aggregate of 713,369 Common Units pursuant to the DRIP at approximately $35.05 per common unit.

In May 2015, DFI acquired an aggregate of 1,543,581 Common Units pursuant to the DRIP at approximately $32.39 per common unit. In November 2015, DFI acquired an aggregate of 1,900,050 Common Units pursuant to the DRIP at approximately $26.32 per common unit.

In February 2016, (i) EPCO Holdings acquired an aggregate of 4,248,657 Common Units and (ii) the Duncan Family Trusts acquired an aggregate of 232,848 Common Units, in each case, pursuant to the DRIP at approximately $22.31 per common unit.

The source of the funds used for each of these purchases (collectively, the “DRIP Unit Purchases”) was the quarterly cash distributions paid by the Issuer to DFI, EPCO Holdings or the relevant Duncan Family Trust (as applicable) with respect to the Common Units held by such Common Unit holder.

Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby further amended to add the following paragraphs:

Estate Distribution of Membership Interests in DD Securities

Effective as of September 1, 2015, the Estate distributed an aggregate of 100% of the membership interests in DD Securities LLC, a Texas limited liability company (“DD Securities”), to the surviving spouse of Dan L. Duncan and a trust for her benefit (the “Estate Distribution”). Upon effectiveness of the Estate Distribution, the Estate ceased to have any direct or indirect beneficial ownership interest in DD Securities or any Common Units or other equity securities of the Issuer, and DD Securities ceased to be a Reporting Person hereunder.

DFI Merger

Effective as of December 31, 2015, DFI merged with and into EPCO Holdings (the “DFI Merger”), pursuant to a Certificate of Ownership and Merger filed with the Secretary of State of the State of Delaware. As a result of the DFI Merger, 100% of the Common Units previously owned directly by DFI became directly owned by EPCO Holdings (as successor-by-merger to DFI) by operation of law, and DFI ceased to exist. The beneficial ownership and shared dispositive power of EPCO Holdings did not change.

Purchase of Common Units by Duncan Family Trusts through Issuer ATM Program

On January 4, 2016, the Duncan Family Trusts agreed to purchase an aggregate of 3,830,256 Common Units from the Issuer pursuant to the Issuer’s “at-the-market” equity issuance program (the “ATM Program”) at a price of $26.11 per common unit (the “January 2016 ATM Purchase”). The January 2016 ATM Purchase was settled on January 7, 2016. The offer and sale of securities in connection with the January 2016 ATM Purchase were made by means of a prospectus and related prospectus supplement, which are part of an effective registration statement relating to the ATM Program that is on file with the Commission (File No. 333-205417). The source of funds used by the Duncan Family Trusts to effect the January 2016 ATM Purchase was intercompany loans.

Contributions to Employee Partnerships

In February 2016, EPCO formed EPD PubCo Unit I L.P. (“EPD PubCo I”), EPD PubCo Unit II L.P. (“EPD PubCo II”) and EPD PrivCo Unit I L.P. (“EPD PrivCo I”), and in April 2016, EPCO formed EPD PubCo Unit III L.P. (“EPD PubCo III” and together with EPD PubCo I, EPD PubCo II and EPD PrivCo I, the “Employee Partnerships”), each to serve as an incentive arrangement for certain employees of EPCO through a “profits interest” in the Employee Partnerships. On February 22, 2016, EPCO Holdings contributed (i) 2,723,052 Common Units to EPD PubCo I, (ii) 2,834,198 Common Units to EPD PubCo II, and (iii) 1,111,438 Common Units to EPD PrivCo I (collectively, the “February Contributions”), all such Common Units having a then current fair market value of $23.41 per unit, as measured by the closing sales price per Common Unit on The New York Stock Exchange on February 22, 2016. On April 6, 2016, EPCO Holdings contributed 105,000 Common Units to EPD PubCo III (the “April Contribution” and together with the February Contributions, the “Contributions”), all such Common Units having a then current fair market value of $23.86 per unit, as measured by the closing sales price per Common Unit on The New York Stock Exchange on April 5, 2016. In exchange for the Contributions, EPCO Holdings was admitted as the Class A limited partner of each Employee Partnership. Certain EPCO employees were issued Class B limited partner interests and admitted as Class B limited partners of each Employee Partnership without any capital contribution. The profits interest awards (or Class B limited partner interests) in each Employee Partnership entitle the holder to participate in the appreciation in value of Common Units and increases in quarterly cash distributions paid on Common Units in excess of $0.39 per unit, and are subject to forfeiture. EPCO serves as the general partner of each Employee Partnership.

Market Purchase by Chaswil, Ltd.

On March 8, 2016, Chaswil, Ltd. (“Chaswil”), an affiliate of Ms. Williams’ spouse, purchased an aggregate of 10,000 Common Units on the open market at a price of $24.00 per common unit (the “Chaswil Market Purchase”). The source of funds used by Chaswil to effect the Chaswil Market Purchase included cash on hand and/or proceeds of margin loans.

Item 4.	Purpose of the Transaction.

Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:

The information set forth under Item 3 is incorporated into this Item 4 by reference. The purpose of the DRIP Unit Purchases by DFI, EPCO Holdings and the Duncan Family Trusts is to hold the purchased securities for investment purposes. The purpose of the Estate Distribution is to distribute certain property previously owned by the Estate to the intended beneficiaries thereof. The purpose of the DFI Merger is to simplify the corporate structure of the EPCO affiliates that directly own Common Units. The purpose of the January 2016 ATM Purchase by the Duncan Family Trusts is to hold the purchased securities for investment purposes. The purpose of the Contributions to the Employee Partnerships is to create an incentive arrangement for certain employees of EPCO through a “profits interest” in the Employee Partnerships. The purpose of the Chaswil Market Purchase is to hold the purchased securities for investment purposes.

Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 685,481,428 Common Units, representing approximately 32.8% of the outstanding Common Units, including Common Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC. Ms. Williams has shared voting and dispositive power over the 685,481,428 Common Units consisting of (i) the 81,730,174 Common Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees, (ii) the 589,432,168 Common Units beneficially owned by EPCO, by virtue of her status as one of the EPCO Trustees, (iii) 3,388,831 Common Units owned directly by a family trust of which members of Ms. Williams’ immediate family are named beneficiaries, (iv) 10,581,125 Common Units owned directly by additional family trusts for which Ms. Williams serves as a director of an entity trustee, (v) 326,000 Common Units owned directly by Alkek and Williams, Ltd., an affiliate of Ms. Williams’ spouse, (vi) 9,090 Common Units owned by Ms. Williams’ spouse, (vii) 4,040 Common Units held jointly by Ms. Williams and her spouse and (viii) 10,000 Common Units owned directly by Chaswil. Ms. Williams disclaims beneficial ownership of the Common Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the family trusts described above except to the extent of her voting and dispositive interests in such Common Units.

As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 81,730,174 Common Units beneficially owned by DD LLC, representing approximately 3.9% of the outstanding Common Units. DD LLC directly owns 41,762 Common Units. DD LLC is also the sole member of DFI Holdings, which is the sole general partner of DFI GP Holdings, which owns directly 81,688,412 Common Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote. As set forth herein, the DD LLC Trustees and DD LLC have shared voting and dispositive power over the Common Units held by DD LLC.

As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 589,432,168 Common Units beneficially owned by EPCO, representing approximately 28.2% of the outstanding Common Units. The Common Units beneficially owned by EPCO include: (i) 1,046,612 Common Units owned directly by EPCO; (ii) 33,708,091 Common Units owned directly by EPCO Investments; (iii) 547,903,777 Common Units owned directly by EPCO Holdings; (iv) 2,723,052 Common Units owned directly by EPD PubCo I; (v) 2,834,198 Common Units owned directly by EPD PubCo II; (vi) 1,111,438 Common Units owned directly by EPD PrivCo I; and (vii) 105,000 Common Units owned directly by EPD PubCo III. Each of EPCO Holdings and EPCO Investments is a wholly owned subsidiary of EPCO, and EPCO serves as the general partner of each of EPD PubCo I, EPD PubCo II, EPD PrivCo I and EPD PubCo III. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.

DD LLC directly owns 41,762 Common Units. DD LLC is also the sole member of DFI Holdings, which is the sole general partner of DFI GP Holdings, which owns directly 81,688,412 Common Units. DD LLC also owns a limited partner interest in DFI GP Holdings.

EPCO Holdings holds directly 547,903,777 Common Units. As set forth herein, EPCO Holdings (a wholly owned subsidiary of EPCO) has shared voting and dispositive power over the 547,903,777 Common Units owned directly by it.

EPCO Investments holds 33,708,091 Common Units directly. As set forth herein, EPCO Investments (a wholly owned subsidiary of EPCO) has shared voting and dispositive power over the 33,708,091 Common Units owned directly by it.

As set forth herein, EPCO directly owns 1,046,612 Common Units and has shared voting and dispositive power over the 547,903,777 Common Units owned directly by EPCO Holdings and the 33,708,091 Common Units owned directly by EPCO Investments, each of which is a wholly owned subsidiary of EPCO. EPCO also serves as the general partner of each of the Employee Partnerships and therefore has shared voting and dispositive power over (i) the 2,723,052 Common Units owned directly by EPD PubCo I, (ii) the 2,834,198 Common Units owned directly by EPD PubCo II, (iii) the 1,111,438 Common Units owned directly by EPD PrivCo I, and (iv) the 105,000 Common Units owned directly by EPD PubCo III.

DFI GP Holdings holds directly 81,688,412 Common Units. DD LLC controls DFI GP Holdings with its indirect general partner interest owned by DFI Holdings. EPCO Holdings and DD LLC hold limited partner interests in DFI GP Holdings. As set forth herein, the DD LLC Trustees, DD LLC, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 81,688,412 Common Units held by DFI GP Holdings.

The aforementioned ownership amounts of Common Units by the Reporting Persons are as of May 31, 2016, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 2,088,883,328 Common Units outstanding as of May 31, 2016 based on information provided by the Issuer.

(c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.

(e) Effective September 1, 2015, each of the Estate and DD Securities ceased to be a reporting person hereunder upon effectiveness of the Estate Distribution.

Item 6.	Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and supplemented by adding the following thereto:

Amendments to Pledge Agreement

On July 28, 2015, pursuant to that certain First Amendment dated as of July 28, 2015 (the “First Amendment to Amended and Restated Pledge Agreement”), to the Amended and Restated Pledge and Security Agreement (dated as of January 15, 2015) between DFI, as pledgor, and Citibank, N.A., as administrative agent, as secured party, the number of Common Units owned by DFI that were pledged as collateral in connection with that certain Amended and Restated Credit Agreement (dated as of January 15, 2015) among EPCO Holdings, as borrower, the lenders party thereto, Citibank, N.A., as administrative agent and as issuing bank, was reduced from 180,000,000 Common Units to 118,000,000 Common Units.

In connection with the consummation of the DFI Merger, the Amended and Restated Pledge Agreement (dated as of January 15, 2015, as amended by the First Amendment to Amended and Restated Pledge Agreement) was further amended and restated pursuant to that certain Second Amended and Restated Pledge and Security Agreement dated as of December 31, 2015, between EPCO Holdings, as pledgor, and Citibank, N.A., as administrative agent, as secured party (the “Second Amended and Restated Pledge Agreement”) to document the effects of the DFI Merger with respect to the underlying pledge (in particular, EPCO Holdings’ role as successor pledgor to DFI).

The foregoing descriptions of the First Amendment to Amended and Restated Pledge Agreement and the Second Amended and Restated Pledge Agreement are qualified in their entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.18 and 99.19, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:

99.1	Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of November 22, 2010 (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on November 23, 2010).

99.2	Amendment No. 1 to Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 11, 2011 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on August 16, 2011).

99.3	Amendment No. 2 to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated as of August 21, 2014 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Issuer on August 26, 2014).

99.4	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on June 29, 2009).

99.5	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 4, 2009).

99.6	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on June 29, 2009).

99.7	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on June 29, 2009).

99.8	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise ETE LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on September 6, 2010).

99.9	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products GP, LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on September 6, 2010).

99.10	Support Agreement, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., DD Securities LLC, DFI GP Holdings L.P. EPCO Holdings, Inc. Duncan Family Interests, Inc. Dan Duncan LLC and DFI Delaware Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on September 6, 2010).

99.11	Distribution Waiver Agreement, dated as of November 22, 2010, by and among Enterprise Products Partners L.P., EPCO Holdings, Inc. and the EPD Unitholder named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 22, 2010).

99.12	Joint Filing Agreement among the Reporting Persons dated January 18, 2011 (incorporated by reference to Exhibit 99.17 to the Schedule 13D/A filed on January 18, 2011).

99.13	Agreement and Plan of Merger, dated as of April 28, 2011, by and among Enterprise Products Partners L.P., Enterprise Products Holdings LLC, EPD MergerCo LLC, Duncan Energy Partners L.P. and DEP Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on April 29, 2011).

99.14	Voting Agreement, dated as of April 28, 2011, by and among Duncan Energy Partners L.P. and Enterprise GTM Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on April 29, 2011).

99.15	Eighth Amended and Restated Administrative Services Agreement, dated as of February 13, 2015, by and among Enterprise Products Company, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 13, 2015).

99.16	Amended and Restated Credit Agreement dated as of January 15, 2015 among EPCO Holdings, Inc., as Borrower, the Lenders party thereto, and Citibank, N.A., as Administrative Agent and as Issuing Bank (incorporated by reference to Exhibit 99.16 to the Schedule 13D/A filed by the Reporting Persons on March 19, 2015).

99.17	Amended and Restated Pledge and Security Agreement dated as of January 15, 2015 between Duncan Family Interests, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party (incorporated by reference to Exhibit 99.17 to the Schedule 13D/A filed by the Reporting Persons on March 19, 2015).

99.18#	First Amendment to Amended and Restated Pledge and Security Agreement, dated effective as of July 28, 2015, between Duncan Family Interests, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party.

99.19#	Second Amended and Restated Pledge and Security Agreement, dated effective as of December 31, 2015, between EPCO Holdings, Inc., as Pledgor, and Citibank, N.A., as Administrative Agent, as Secured Party.

99.20	Agreement of Limited Partnership of EPD PubCo Unit I L.P. dated February 22, 2016 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on February 26, 2016).

99.21	Agreement of Limited Partnership of EPD PubCo Unit II L.P. dated February 22, 2016 (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on February 26, 2016).

99.22	Agreement of Limited Partnership of EPD PrivCo Unit I L.P. dated February 22, 2016 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer on February 26, 2016).

99.23#	Agreement of Limited Partnership of EPD PubCo Unit III L.P. dated April 6, 2016.

# Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2016	RANDA DUNCAN WILLIAMS

	By:	(1)

Dated: June 24, 2016	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement The ESTATE of DAN L. DUNCAN, DECEASED

	By:	(1)(2)(3)

Dated: June 24, 2016	ENTERPRISE PRODUCTS COMPANY DAN DUNCAN LLC DFI HOLDINGS, LLC By: DAN DUNCAN LLC, its sole member DFI GP HOLDINGS L.P. By: DFI HOLDINGS, LLC, its general partner By: DAN DUNCAN LLC, its sole member

	By:	(3)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement; and

Independent Co-Executor of the Estate of Dan L. Duncan, Deceased.

(2)	/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement; and

Independent Co-Executor of the Estate of Dan L. Duncan, Deceased.

(3)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:

Trustee of the Dan Duncan LLC Voting Trust Agreement;

Trustee of the EPCO, Inc. Voting Trust Agreement;

Independent Co-Executor of the Estate of Dan L. Duncan, Deceased;

President and Chief Executive Officer of Enterprise Products Company and Dan Duncan LLC.

Enterprise Products Partners LP Schedule 13D/A Signature Page

Dated: June 24, 2016	EPCO HOLDINGS, INC EPCO INVESTMENTS, LLC

	By:	/s/ W. Randall Fowler
Executive Vice President and Chief Administrative Officer

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

ENTERPRISE PRODUCTS COMPANY

Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, position with EPCO and present principal occupation or employment of each director and executive officer of EPCO. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Holdings LLC and EPCO Holdings, Inc.; Chairman and Manager of Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of Dan Duncan LLC

Dr. Ralph S. Cunningham	Vice Chairman

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Director

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Administrative Officer and Manager of Dan Duncan LLC

Appendix A - 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

OF

EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, position with EPCO Holdings and present principal occupation or employment of each director and executive officer of EPCO Holdings. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC; Chairman and Manager of Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Director

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Director

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of Enterprise Products Company; Executive Vice President, Chief Administrative Officer and Manager of Dan Duncan LLC

Appendix A - 2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Manager

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company

Appendix A - 3

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

EPCO INVESTMENTS, LLC

Managers and Executive Officers of EPCO Investments, LLC (“EPCO Investments”). Set forth below is the name, position with EPCO Investments and present principal occupation or employment of each manager and executive officer of EPCO Investments. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Investments; Other Present Principal Occupation

Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC; Chairman and Manager of Dan Duncan LLC

Richard H. Bachmann

President, Chief Executive Officer and Manager

Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of Dan Duncan LLC

W. Randall Fowler

Executive Vice President, Chief Administrative Officer and Manager

President and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Administrative Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company; Executive Vice President, Chief Administrative Officer and Manager of Dan Duncan LLC

Appendix A - 4

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS

OF

DFI HOLDINGS, LLC

DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A - 5